
Mail Stop 4720

December 2, 2015

Via E-mail
Mr. Frank E. Thomas
President and Chief Operating Officer (Principal Financial Officer)
AMAG Pharmaceuticals, Inc.
1100 Winter Street
Waltham, Massachusetts   02451

     Re: **AMAG Pharmaceuticals, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2014
               Filed February 18, 2015
               Form 10-Q for the Quarterly Period Ended September 30, 2015
               Filed November 6, 2015
               File No. 001-10865

Dear Mr. Thomas:

     We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2015
Notes to Condensed Consolidated Financial Statements
B. Basis of Presentation and Summary of significant Accounting Policies
Revenue Recognition, page 10

1. You indicate that you identified two deliverables contained in the revenue arrangement for the CBR Services and it appears that you consider these elements to be separate units of accounting. Please tell us how you determined that the enrollment, including the provision of a collection kit and unit processing, is a separate unit accounting, apart from the first year of storage. In this regard, please tell us whether the collection and processing services are sold by any vendor or whether the customer is able to sell the processed cord blood and tissue. Refer to ASC 605-25-25-5a.

2. Please describe for us the guarantee you offer for the quality of the cord blood stem cells and how you account for the guarantee, including your basis for estimating the guarantee. Cite the relevant authoritative literature.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Senior Staff Accountants Ibolya Ignat at (202) 551-3636 or Keira Nakada at (202) 551-3659 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance